UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2005
Commission File Number: 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD

(Translation of registrant’s name into English)
SINGAPORE

(Jurisdiction of incorporation or organization)
60 WOODLANDS INDUSTRIAL PARK D, STREET 2, SINGAPORE 738406

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3—2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3—2(b): n/a

SIGNATURES
EXHIBIT INDEX
EX-1.1 UNDERWRITING AGREEMENT DATED JULY 29, 2005
EX-4.1 INDENTURE DATED APRIL 2, 2001
EX-4.2 SECOND SUPPLEMENTAL INDENTURE DATED AUGUST 3, 2005
EX-4.3 THIRD SUPPLEMENTAL INDENTURE DATED AUGUST 3, 2005
EX-5.1 OPINION OF ALLEN & GLEDHILL REGARDING THE VALIDITY OF THE SENIOR NOTES.
EX-5.2 OPINION OF LATHAM & WATKINS LLP REGARDING THE VALIDITY OF THE SENIOR NOTES.

Other Events
On August 3, 2005, Chartered Semiconductor Manufacturing Ltd (the “Company”) closed its previously announced offering of US$375,000,000 5.57% Senior Notes due 2010 and US$250,000,000 6.375% Senior Notes due 2015.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).
Exhibits
1.1	Underwriting Agreement, dated as of July 29, 2005 by and between the Company, Goldman Sachs (Singapore) Pte. and Citigroup Global Markets Singapore Pte. Ltd.

4.1	Indenture, dated as of April 2, 2001 by and between the Company and Wells Fargo Bank Minnesota, National Association.

4.2	Second Supplemental Indenture, dated as of August 3, 2005 by and between the Company and The Bank of New York.

4.3	Third Supplemental Indenture, dated as of August 3, 2005 by and between the Company and The Bank of New York.

5.1	Opinion of Allen & Gledhill regarding the validity of the senior notes.

5.2	Opinion of Latham & Watkins LLP regarding the validity of the senior notes.

23.2	Consent of Allen & Gledhill (included in Exhibit 5.1).

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.2).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: August 4, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
1.1	Underwriting Agreement, dated as of July 29, 2005 by and between the Company, Goldman Sachs (Singapore) Pte. and Citigroup Global Markets Singapore Pte. Ltd.

4.1	Indenture, dated as of April 2, 2001 by and between the Company and Wells Fargo Bank Minnesota, National Association.

4.2	Second Supplemental Indenture, dated as of August 3, 2005 by and between the Company and The Bank of New York.

4.3	Third Supplemental Indenture, dated as of August 3, 2005 by and between the Company and The Bank of New York.

5.1	Opinion of Allen & Gledhill regarding the validity of the senior notes.

5.2	Opinion of Latham & Watkins LLP regarding the validity of the senior notes.

23.2	Consent of Allen & Gledhill (included in Exhibit 5.1).

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.2).